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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549
                                                            SEC File # 000-24248
                                   ----------

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                   -----------

(Check One): [X] Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
             [ ] Form 10-QSB       [ ] Form N-SAR

                      For Period Ended: December 31, 2005
                                ----------------
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
________________________________________________________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________

PART I - REGISTRANT INFORMATION

                                MICROISLET, INC.
________________________________________________________________________________
Full Name of Registrant:

________________________________________________________________________________
Former Name if Applicable

                       6370 NANCY RIDGE DRIVE, SUITE 112
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

                              SAN DIEGO, CA 92121
________________________________________________________________________________
City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[xx] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         Pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended, we were unable to file our Form 10-KSB for the fiscal year ended December 31, 2005 by the due date of March 31, 2006 without unreasonable effort or expense. Due to the complexity in resolving certain accounting issues related to our stock options and warrants, we were unable to complete our financial statements as of and for the fiscal year ended December 31, 2005.

         We expect to file our annual report on Form 10-KSB as soon as possible and before April 17, 2006.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Kevin Hainley                         858              657-0287
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     (Name)                        (Area Code)       (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                  [X]Yes [ ]No
________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                  [X]Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect to report in the Form 10-KSB revenue of $152,971 for the fiscal year ended December 31, 2005 as compared with no revenue for the year ended December 31, 2004. The increase reflects funding available to us under the Small Business Innovation Research grant from the National Institutes of Health. We expect total operating expenses to be approximately $8.7 million for 2005, compared with $6.6 million for 2004. The increase in expenses was principally the result of increased sponsored research funding and our agreement with the Mayo Foundation, as well as personnel expenses due to the increase in the number of employees. Net loss from operations is expected to be approximately $8.4 million or $0.21 per common share for 2005 compared to $6.5 million or $0.17 per common share for 2004. Based on the audit still underway, there may be additional adjustments to the 2005 results.



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                                MICROISLET, INC.
                                ----------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2006                   By: /s/ Kevin A. Hainley
                                           -------------------------------------
                                           Kevin A. Hainley
                                           Interim Chief Financial Officer


INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.